UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 26, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Optimer Pharmaceuticals, Inc

File No. 333-138555 - CF#31927

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Cubist Pharmaceuticals, Inc. (Successor to Optimer Pharmaceuticals, Inc.) who. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 9, 2006.

Based on representations by Cubist Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4   through November 13, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary